

02007915

SECURI... ...MISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 39852

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CALIFORNIA CAPITAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20301 VENTURA BLVD., #225
(No. and Street)

WOODLAND HILLS	CA	91364
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TERRY ERTL (818) 710-9890
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRANKEL, LODGEN, LACHER, GOLDITCH, SARDI & HOWARD LLP
(Name – *if individual, state last, first, middle name*)

16530 VENTURA BLVD., #305	ENCINO	CA	91436
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, TERRY ERTL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CALIFORNIA CAPITAL SERVICES, INC., as of JUNE 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE


MARLA R. CLARK
Commission # 1328650
Notary Public - California
Los Angeles County
My Comm. Expires Nov 5, 2005

Terry Ertl
Signature

CHIEF FINANCIAL OFFICER
Title

Marla R. Clark
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~ OPERATIONS.
- ☒ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS.
- ☒ (e) Statement of Changes in Stockholders' Equity ~~or Partners' or Sole Proprietors' Capital~~
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA CAPITAL SERVICES, INC.

(SEC. FILE NO. 8-39852)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE FOR THE
YEAR ENDED JUNE 30, 2002
AND INDEPENDENT AUDITOR'S REPORT
AND SUPPLEMENTAL REPORT ON
INTERNAL CONTROL STRUCTURE
****

FRANKEL, LODGEN, LACHER, GOLDITCH, SARDI & HOWARD

BEN FRANKEL, C.P.A.
STEVE LACHER, C.P.A.
THOMAS SARDI, C.P.A.
PATRICIA L. BATES, C.P.A.
ROBERT J. COHEN, C.P.A.
ROBERT FRIEDMAN, C.P.A.
STUART B. LEWIS, C.P.A.
ANN M. OLSON, C.P.A.

CERTIFIED PUBLIC ACCOUNTANTS

KEN LODGEN, C.P.A.
BERNARD S. GOLDITCH, C.P.A., J.D.
DANIEL M. HOWARD, C.P.A.
ALEX ZIMMER, C.P.A.
JOHN E. SAUNDERS, C.P.A.
BONNIE I. BROWN
ANN M. LoPRESTI, C.P.A.

Independent Auditor's Report

Board of Directors
California Capital Services, Inc.
Woodland Hills, California

We have audited the accompanying statement of financial condition of California Capital Services, Inc. as of June 30, 2002 and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of California Capital Services, Inc. at June 30, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of the computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Frankel, Lodgen, Lacher, Golditch, Sardi & Howard LLP
FRANKEL, LODGEN, LACHER, GOLDITCH, SARDI & HOWARD LLP

August 5, 2002

16530 VENTURA BOULEVARD. • SUITE 305 • ENCINO, CA 91436
(818) 783-0570 • Fax (818) 783-7902
EMAIL: FLLGSH@FLLGSH.com • www.FLLGSH.com

CALIFORNIA CAPITAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2002

ASSETS

Cash	$15,549	
Commissions receivable	1,266	
Prepaid expenses	204	
		$17,019

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable		$ 1,390
Stockholder's equity:		
Common stock, $10 par, 1,000,000 shares authorized, 3,280 shares issued and outstanding	$32,800	
Additional paid-in capital	3,250	
Accumulated deficit	(20,421)	
		15,629
		$17,019

CALIFORNIA CAPITAL SERVICES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2002

Revenues:		
Commissions		$14,856
Expenses:		
Commissions	11,978	
Registration, filing and miscellaneous	3,525	
Accounting and legal fees	5,850	
		21,353
Loss before provision for income tax		(6,497)
Provision for income tax		800
Net loss		$ (7,297)

See independent auditor's report and notes to financial statements.

CALIFORNIA CAPITAL SERVICES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2002

Cash flows from operating activities:		
Net loss		$ (7,297)
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (decrease) in cash due to changes in operating assets and liabilities:		
Prepaid expenses	$ (60)	
Commissions receivable	66	
Accounts Payable	(59)	
		(53)
Net cash used by operating activities		(7,350)
Cash, beginning of year		22,899
Cash, end of year		$15,549

Supplemental information:

Cash paid for income taxes	$ 800

See independent auditor's report and notes to financial statements.

CALIFORNIA CAPITAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED JUNE 30, 2002

	Common stock	Additional paid-in capital	Accumulated deficit	Total stockholder's equity
Balance, July 1, 2001	$32,800	$3,250	$(13,124)	$22,926
Net loss	0	0	(7,297)	(7,297)
Balance, June 30, 2002	$32,800	$3,250	$(20,421)	$15,629

See independent auditor's report and notes to financial statements.

CALIFORNIA CAPITAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2002

(See independent auditor's report)

1. General information and accounting policies:

California Capital Services, Inc., a California Corporation (the "Company"), is a registered broker-dealer under the Securities Exchange Act of 1934. The Company was incorporated on June 1, 1988 and commenced operations on February 26, 1990.

The Company's principal business is the sale of variable life insurance products. The Company generally pays 90% of its commission income to the registered representative making the sale.

Application of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" results in the recording of a deferred tax benefit of $4,960 and a related valuation reserve in the same amount. A net operating loss carry forward of $23,902 for federal tax purposes is available to reduce future income taxes, subject to applicable laws and limitations and expiring from 2009 through 2022. For the year ended June 30, 2002, tax benefit of the net operating loss carryforward was zero.

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from these estimates.

2. Net capital requirements:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2002, the Company had net capital of $15,425, which was $10,425 in excess of required net capital of $5,000 and the ratio of aggregate indebtedness to net capital of 0.09:1.

CALIFORNIA CAPITAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2002

(See independent auditor's report)

(Continued)

3. Reserve requirements for brokers or dealers:

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(I) of such Rule) under the Securities Exchange Act of 1934, as a broker or dealer that carries no customers' accounts, promptly transmits any customer funds and customers securities and does not otherwise, hold funds or securities of customers. Because of such exemption, the Company is not required to prepare a determination of Reserve Requirements for brokers or dealers.

4. Concentrations of risk:

Substantially all income results form the sale of variable life insurance products from two insurance companies with sales in the Los Angeles area.

CALIFORNIA CAPITAL SERVICES, INC.

SUPPLEMENTAL SCHEDULE OF THE COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2002

Total stockholder's equity from statement of financial condition	$15,629
Deductions and/or charges:	
Non-allowable assets included in the following statement of financial condition captions:	
Prepaid expenses	204
Net capital	$15,425
Aggregate indebtedness included in statement of financial condition	$ 1,390
Ratio of aggregate indebtedness to net capital	0.09:1
Minimum net capital required	$ 5,000
Excess net capital	$10,425

The difference between the above computation and the Company's corresponding unaudited Form X-17-a-5, Part II is as follows:

Net capital per unaudited Form X-17-a-5, Part II	$15,425
Add:	
None	0
	15,425
Less:	
None	0
	$15,425

See independent auditor's report.

FRANKEL, LODGEN, LACHER, GOLDITCH, SARDI & HOWARD

CERTIFIED PUBLIC ACCOUNTANTS

BEN FRANKEL, C.P.A.
STEVE LACHER, C.P.A.
THOMAS SARDI, C.P.A
PATRICIA L. BATES, C.P.A.
ROBERT J. COHEN, C.P.A.
ROBERT FRIEDMAN, C.P.A.
STUART B. LEWIS, C.P.A.
ANN M. OLSON, C.P.A.

KEN LODGEN, C.P.A.
BERNARD S. GOLDITCH, C.P.A., J.D.
DANIEL M. HOWARD, C.P.A.
ALEX ZIMMER, C.P.A.
JOHN E. SAUNDERS, C.P.A.
BONNIE I. BROWN
ANN M. LoPRESTI, C.P.A.

August 5, 2002

California Capital Services, Inc.
Woodland Hills, California 91364-4011

Gentlemen:

In planning and performing our audit of the financial statements of California Capital Services, Inc. (the "Company") for the year ended June 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

16530 VENTURA BOULEVARD. • SUITE 305 • ENCINO, CA 91436
(818) 783-0570 • Fax (818) 783-7902
EMAIL: FLLGSH@FLLGSH.com • www.FLLGSH.com

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following condition involving the internal control structure:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control practices and procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The condition was considered in determining the nature, timing, and extent of audit tests to be applied in our audit of the 2002 financial statements, and this report does not affect our report on such financial statements dated August 5, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe, that except for the effect, if any, of the condition discussed in the preceding paragraph, the Company practices and procedures were adequate at June 30, 2002 to meet the Commission's objectives.

The report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Very truly yours,

Frankel, Lodgen, Lacher, Golditch, Sardi & Howard LLP

FRANKEL, LODGEN, LACHER, GOLDITCH, SARDI & HOWARD LLP
Certified Public Accountants